Exhibit 99.2

THE CANNABINOIDS OF THE FUTURE

' ISCLAIMER This presentation of Therapix Biosciences Ltd. ( the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects, ” “anticipates, ” “intends, ” “plans, ” “believes, ” “seeks, ” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements. For example, the Company is using forward - looking statements when it discusses statements relating to our objectives, plans, and strategies, the expected timing of trials, the research, development, and use of our platform technologies, technologies, products and product candidates, and all statements ( other than statements of historical facts) that address activities, events, or developments that the Company intends, expects, projects, believes, or anticipates will or may occur in the future. Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements. Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission ( “SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2018 , and the Company’s Registration Statement on Form F - 1 ( File No. 333 - 236175 ) filed with the SEC. Forward - looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws. If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements.

OUR VISION To bridge Cannabis and cannabinoids to the healthcare system to improve the health and well - being of patients

To develop the most efficacious and safe endocannabinoid - based solutions for unmet demand for treating Inflammation and CNS Diseases OUR MISSION

OUR STRATEGY To augment, elevate and leverage our core assets

In recent years TRPX has invested millions of dollars in research and development of cannabinoid based products for the treatment of several indications, with a large unmet need, including: Tourette - Syndrome, Autism Spectrum Disorder (ASD), Obstructive Sleep Apnea, pain and anti - infection & inflammation Strategy Highlights Encouraging results were demonstrated in pre - clinical and clinical POCs studies conducted for these indications. Based on these results we are expected to initiate clinical trials with the first indication being ASD. Regulatory approval , if obtained, will also allow a reimbursement policy for patients and payers. We believe our core assets are in a prime position to be monetized and we plan to work closely with prospective investors, as well as and potential strategic partners, to ensure a swift development of our portfolio.

Cannabinoid Entourage Platform Micro Dosing Proprietary formulations New chemical entities (NCE's ) Proprietary Assets 9 Patents Families

The endogenous cannabinoid system is involved in essentially every disease that has been investigated Professor Raphael Mechoulam • Scientific research since the 1960 ’s shows that the key to unlocking many medical conditions and chronic diseases lies in the Endocannabinoid System ( eCB ) • Endocannabinoids are substances produced from within the body that act via cannabinoid receptors • Therapix Biosciences utilizes proprietary combinations of cannabinoids to develop pharmaceutical and therapeutic products to modulate eCB • Under the Entourage Platform, we have developed THX - 110 THX - 210 and THX - 160 , proven in pre - clinical and clinical studies Cannabinoid

Dosage regiment compromises therapeutic benefits of cannabis and severely impacts treatment DOSE MATTERS x Serious diminishing effect over time and extensive use x High doses lead to unwanted adverse events x Compromises therapeutic benefits of cannabis and severely impacts treatment REDUCING MEDICAL CANNABIS AND CANNABINOIDS DOSES WHILE MAINTAINING ITS THERAPEUTIC EFFICACY AND INCREASING THE SAFETY PROFILE IS AN IDEAL SOLUTION EMBRACED BY PHYSICIANS, PAYERS AND PATIENTS

The Entourage Therapeutic Potential Harnessing the therapeutic potential of cannabinoids by improving efficacy and minimizing psychological side effects

11 Business Plan THX Platform: The Entourage Effect Platform Therapix’ proprietary combination of Cannabinoids and CannAmide™ (“Entourage Effect”), is intended for the increased efficiency, lowering the dosage and side effects IP CannAmide™ 400 mg Production GMP production of the APIs: Rigorously controlled manufacturing, adhering to the highest regulatory standards 01 02 03 04 A set of Patents cover the combination of PEA with various cannabinoids “Know - how” protected formulation of CannAmide™ for improved bioavailability. Registered in Canada Pending registration in the EU and Israel

Pipeline


COMPOUND
THERAPEUTIC AREA
PRECLINICAL
Medical Cannabis route
PHASE IIa
PHASE IIb
CannAmide Commercial
THX – 110
TOURETTE'S SYNDROME
THX – 110
OBSTRUCTIVE SLEEP APNEA
THX – 210
Autism
THX – 160
Pain

THX-110 – Full Cannabis Extract (FCE) with CannAmide™ for the treatment Tourette's Syndrome and Obstructive Sleep Apnea
THX-210 – Cannabidiol (CBD) with CannAmide™ for the treatment of Autism
THX-160 – Proprietary specific CB2R agonist for the treatment of Pain

THERAPIX BIOSCIENCES

Leadership  & Scientific Advisory Board 21

DR. ASCHER SHMULEWITZ, MD PHD, CHAIRMAN An inventor, investor and serial entrepreneur in biomedical technologies, he has founded and invested in over two dozen life science companies including NeoVision Corp, Labcoat Medical Ltd. Arteria Corp, Circulation Inc. and X - Cardia Inc., and has led multiple of these companies to successful exits, including through merger and acquisition transactions with large medical device companies. Dr. Shmulewitz has served as our Chairman since January 2014 and on our Board of Directors since February 2013 and was appointed our Interim Chief Executive Officer on November 1 , 2017 . ADI ZULOFF - SHANI, PhD, CTO Dr. Adi Zuloff - Shani has served as our Chief Technologies Officer since February 2016 . Dr. Zuloff - Shani has more than 15 years of experience as an R&D executive. Prior to joining us, and from 2012 to 2016 , Dr. Zuloff - Shani served as a vice president development at Macrocure Ltd. (NASDAQ: “MCUR”) where besides leading all research and development activities, she interacted and was involved with the activities of all departments including clinical, operations, quality assurance, quality co ntrol, finance, and regulatory affairs. Dr. Zuloff - Shani holds a Ph.D. in human biology and immunology from Bar - Ilan University, Israel. OZ ADLER, CFO Mr. Oz Adler has served as our Chief Financial Officer since April 2018 , and as our VP Finance from September 2017 . Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting. Since 2012 , Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer , a member of Ernst & Young Global. Mr. Adler holds a B.A. degree in Accounting and Business management from the College of Management, Israel. Therapix Leadership Gilad Bar - Lev, CEO . 2012 - 2016 - managing partner - ITCI SPRTN Ltd - a self - owned company specializing in developing and executing investment strategies in publicly traded securities. 2009 - 2012 - CEO - Carnie Capital Ltd. - a private global investment fund. Served as a board member in several subsidiaries and affiliates. 2008 - 2009 - Executive Director - Hadas Arazim Group - a holding company controlling Hadas Arazim Investment House, an Israeli asset management company overseeing assets of about 4 billion NIS. Served as a board member and member of the investment committee. 2005 - 2008 - Security Analyst - Israel Discount Bank, securities division. BA in Economics & Finance, Saint Francis College, Brooklyn Heights, NY.

Therapix Biosciences Scientific Advisory Board

Award winning, active scientists

THERAPIX BIOSCIENCES


CNS
PAIN
Endocannabinoids and PEA
Dr. Michael Bloch
Prof. James Leckman
Prof. Elon Eisenberg
Prof. Avi Weizman
Prof. Michael Davidson
Prof. Raphael Mechoulam
Dr. Daniele Piomelli
Prof. Kirsten Muller-Vahl
Prof. Saoirse. O'Sullivan
Dr. Joseph Tam
Prof. Davis Mellar